Exhibit 99.1
Date            25, June 2008
NAVIOS MARITIME PARTNERS L.P.
as Borrower
COMMERZBANK AG and DVB BANK AG
as Lenders
DVB BANK AG
as Swap Bank, Joint-Arranger, Agent,
and Security Trustee
and
COMMERZBANK AG
as Joint-Arranger, Payment Agent,
Account Bank and Swap Bank
_______________________
SUPPLEMENTAL AGREEMENT
_______________________
in relation to a Facility Agreement dated 15 November 2007,
for a loan facility of up to US$260,000,000
Piraeus

Index

Clause		Page No
1	INTERPRETATION	3

2	AGREEMENT OF THE LENDER	5

3	CONDITIONS PRECEDENT	5

4	REPRESENTATIONS AND WARRANTIES	8

5	AMENDMENTS TO FACILITY AGREEMENT AND OTHER SECURITY DOCUMENTS	9

6	FURTHER ASSURANCES	12

7	FEES AND EXPENSES	13

8	NOTICES	13

9	SUPPLEMENTAL	13

10	LAW AND JURISDICTION	13

THIS AGREEMENT is made on            June 2008
BETWEEN
(1)	NAVIOS MARITIME PARTNERS L.P. as Borrower;

(2)	COMMERZBANK AG and DVB BANK AG as Lenders;

(3)	DVB BANK AG as Swap Bank, Joint-Arranger, Agent and Security Trustee; and

(4)	COMMERZBANK AG as Joint-Arranger, Payment Agent, Account Bank and Swap Bank.
BACKGROUND
(A)	By a Facility Agreement dated 15 November 2007 and made between the parties hereto the Lenders have made available to the Borrower a loan of up to US$260,000,000.
(B)	The Borrower has made a request to the Lenders that they make available a further advance of up to US$35,000,000 to provide for the purpose of on-lending the same to Aurora to refinance the purchase of “NAVIOS AURORA I”.
(E)	This Agreement sets out the terms and conditions on which the Lenders agree, with effect on and from the Effective Date to make available Advance D to the Borrower and the consequential amendments to the Facility Agreement and the other Security Documents.
IT IS AGREED as follows:
1	INTERPRETATION

1.1	Defined expressions. Words and expressions defined in the Facility Agreement and the other Security Documents shall have the same meanings when used in this Agreement unless the context otherwise requires.

1.2	Definitions. In this Agreement, unless the contrary intention appears:

“Advance D” means the advance of the lesser of (i) USD35,000,000 and (ii) 65% of the Valuation Amount of “NAVIOS AURORA I” as at the Advance D Drawdown Date, to be applied in on-lending to Aurora to refinance the purchase of “NAVIOS AURORA I”;

“Advance D Drawdown Date” means, in respect of Advance D, the date requested by the Borrower for Advance D to be made available, or (as the context requires) the date on which Advance D is actually advanced to the Borrower;

“Aurora” means Aurora Shipping Enterprises Ltd., a corporation incorporated in the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960;

“Aurora Charter” means the time charter in respect of “NAVIOS AURORA I” dated 10 February 2005 (as amended by an addendum No.1 dated 19 February 2008 and a novation agreement dated 20 June 2008) made between Aurora as owner and Mitsui OSK Lines Ltd. of Japan for a charterhire of USD24,063 net per day until 16 August 2008 and thereafter a charterhire of USD33,862.50 net per day until 16 August 2013;

“Aurora Charter Assignment” means a specific assignment of the rights of Aurora under the Aurora Charter executed or to be executed by Aurora in favour of the Security Trustee in such form as the Agent and the Majority Lenders may in their sole discretion require;

“Aurora General Assignment” means a first priority general assignment of the Earnings, the Insurances and any Requisition Compensation of “NAVIOS AURORA I” executed or to be executed by Aurora in favour of the Security Trustee, in such form as the Agent and the Majority Lenders may in their sole discretion require;

“Aurora Guarantee” means, together, the guarantees of the obligations of the Borrower under the Facility Agreement and the Security Documents to be made by Aurora in favour of the Security Trustee in such form as the Agent and the Majority Lenders may in their sole discretion require;

“Aurora Management Agreement” means the agreement between Aurora and the Manager in a form previously approved in writing by the Agent (acting on the instructions of the Majority Lenders);

“Aurora Manager’s Undertaking” means the undertaking and assignment, required to be executed by the Manager in favour of the Security Trustee in respect of “NAVIOS AURORA I” in such form as the Agent and the Majority Lenders may require in their sole discretion;

“Aurora Mortgage” means a preferred Panamanian ship mortgage in respect of the “NAVIOS AURORA I” made or to be made by Aurora in favour of the Security Trustee in such form as the Agent and the Majority Lenders may in their sole discretion require;

“Aurora Security Documents” means, together:
(a)	the Aurora Guarantee;

(b)	the Aurora General Assignment;

(c)	the Aurora Mortgage;

(d)	the Aurora Charter Assignment; and

(e)	the Aurora Manager’s Undertaking
and, in the singular, means any of them;

“Available Advance D Commitment” means the lesser of (i) USD 35,000,000 and (ii) 65% of the Valuation Amount of “NAVIOS AURORA I” as at the Advance D Drawdown Date;

“Effective Date” means the Banking Day not later than 15 July 2008 (or such later date as the Lenders may agree with the Borrower) on which all the conditions precedent referred to in Clause 3.2 have been fulfilled by the Borrower;

“Existing Vessels” means each of the Vessels other than (a) the Newbuilding and (b) “NAVIOS AURORA I”;

“Facility Agreement” means the Facility Agreement dated 15 November 2007 referred to in Recital (A);

“IAPPC” means an International Air Pollution Prevention Certificate issued or to be issued in relation to any Vessel by the relevant Flag State;

“Mortgage Addendum” means, in respect of each of the Existing Vessels an addendum to the Mortgage in respect thereof, in such form as the Agent and the Majority Lenders may in their sole discretion require, and in the plural means all of them;

“NAVIOS AURORA I” means the 2005-built bulk carrier of 75,397 dwt registered in the ownership of Aurora under the Panamanian flag with the name “NAVIOS AURORA I”; and

“New Security Documents” means, together:
(a)	the Aurora Security Documents;

(b)	the Mortgage Addenda; and
and, in the singular, means any of them.

1.3	Application of construction and Interpretation provisions of Facility Agreement. Clauses 1.3 to 1.6 (inclusive) of the Facility Agreement apply, with any necessary modifications, to this Agreement.

2	AGREEMENT OF THE LENDERS

2.1	Agreement of the Lenders. The Lenders, relying upon each of the representations and warranties in Clause 4 and subject to Clause 3, agree to make Advance D available to the Borrower upon and subject to the terms of this Agreement and the Facility Agreement to enable the Borrower to on-lend the same to Aurora to refinance the purchase of “NAVIOS AURORA I”. Subject to the terms of this Agreement, the obligations of the Lenders shall be to contribute to Advance D as to 50% each.

2.2	Effective Date. The agreement of the Lenders contained in Clause 2.1 shall have effect on and from the Effective Date.

3	CONDITIONS PRECEDENT

3.1	Advance of Advance D. The obligation of each Lender to make its Commitment available in respect of Advance D is conditional upon:

3.1.1	the Agent, or its authorised representative, having received, on or prior to the Advance D Drawdown Date, the documents and evidence specified in Clause 3.2 in form and substance satisfactory to the Agent;

3.1.2	the representations and warranties contained in Clause 4 being then true and correct as if each was made with respect to the facts and circumstances existing at such time and the same being unaffected by drawdown of Advance D; and

3.1.3	no Default having occurred and being continuing and there being no Default which would result from the lending of Advance D.

3.2	Conditions precedent to Advance D. The conditions referred to in Clause 3.1 are that the Agent shall have received the following documents on or before the Advance D Drawdown Date (or such later date as the Agent may agree with the Borrower):
(a)	Corporate documents

Certified Copies of all documents which evidence or relate to the constitution of each Security Party (other than the Manager and the Shareholder) and its current corporate existence;

(b)	Corporate authorities
(i)	Certified Copies of resolutions of the directors of each Security Party (other than the Manager and the Shareholder) approving such of the New Security Documents to which it is a party and authorising the execution and delivery thereof and performance of its obligations thereunder, additionally certified by an officer of such Security Party as having been duly passed at a duly convened meeting of the directors of such Security Party and not having been amended, modified or revoked and being in full force and effect; and
(ii)	originals of any powers of attorney issued by any Security Party pursuant to such resolutions;
(c)	Required Authorisations

a certificate (dated no earlier than 5 Banking Days prior to the Advance D Drawdown Date) that there are no Required Authorisations or that there are no Required Authorisations except those described in such certificate and Certified Copies of which as duly executed (including any conditions and/or documents ancillary thereto) are appended thereto.

(d)	Certificate of incumbency

a list of directors and officers of each Security Party (other than the Manager and the Shareholder) specifying the names and positions of such persons, certified by an officer of such Security Party to be true, complete and up to date;

(e)	Evidence satisfactory to the Lenders that “NAVIOS AURORA I”:
(i)	Registration and Encumbrances

is registered in the name of Aurora through the Registry under the laws and flag of the Flag State and that she and her Earnings, Insurances and Requisition Compensation (as defined in the Aurora Mortgage) are free of Encumbrances except Permitted Encumbrances (such evidence to include relevant certificates issued by the Flag State and results of searches carried out against the said Registry by the Agent or its lawyers);

(ii)	Classification

(to be provided at least 15 days prior to the Advance D Drawdown Date) maintains the Classification free of all requirements and recommendations of the Classification Society; and

(iii)	Insurance

(to be provided at least 15 days prior to the Advance D Drawdown Date) is insured in accordance with the provisions of the Aurora Security Documents and all requirements of the Aurora Security Documents in respect of such insurance have been complied with (including without limitation, receipt by the Agent of customary brokers’ letters of undertaking regarding the placing of hull and machinery and war risks cover and confirmation from the protection and indemnity association or other insurer with which “NAVIOS AURORA I” is entered for insurance or insured against protection and indemnity risks, that any necessary declarations required by the association or insurer for the removal of any oil pollution exclusion have been made and that any such exclusion does not apply to her);
(f)	New Security Documents

the New Security Documents duly executed and delivered;

(g)	Notices of assignment and acknowledgements

counterpart originals of duly executed notices of assignment required by the terms of the New Security Documents and in the forms prescribed by the New Security Documents and any other documents required to be delivered pursuant thereto;

(h)	Mortgage registration

evidence that the Aurora Mortgage and the Mortgage Addenda have been duly registered against the respective Vessels in accordance with the laws of Panama;

(i)	Copies of underlying documents

a Certified Copy of the Management Agreement in respect of “NAVIOS AURORA I”, the Aurora Charter and all ISM Code Documentation for “NAVIOS AURORA I”, all on terms acceptable to the Agent;

(j)	Ownership

evidence that forthwith on drawdown of Advance D:
(i)	The Shareholder is a wholly owned subsidiary of the Borrower; and

(ii)	Aurora is a wholly owned subsidiary of the Shareholder;
(k)	Know-your-customer

all such evidence and documentation on any Lender may reasonably require in relation to its “Know-your-customer” requirements in respect of any Security Party;

(l)	ISPS Code

evidence satisfactory to the Agent that “NAVIOS AURORA I” is subject to a ship security plan which complies with the ISPS Code and a copy of the ISSC for such Vessel;

(m)	Management fees

evidence acceptable to the Agent that (i) during up to 16 November 2009, the fees payable to the Manager in relation to “NAVIOS AURORA I” will not exceed USD 4,000 per day and (ii) that such fees will be applied in payment of management fees, special survey expenses and dry docking fees;

(n)	Laws of the Marshall Islands: opinion

an opinion of Messrs Cozen O’Connor, special legal advisers in New York to the Banks;

(o)	Laws of Panama

an opinion of Messrs Patton, Moreno & Asvat, special legal advisers in Panama to the Banks;

(p)	Insurance Report

a written report from a maritime insurance consultant or broker acceptable to the Lenders in a form and content acceptable to the Lenders in respect of the insurances on “NAVIOS AURORA I”, which report shall certify that such insurances are placed through or with insurance brokers and clubs, in amounts, covering risks and on terms acceptable to the Majority Lenders and that the same are in accordance with the terms of the Mortgage in respect of such Vessel;

(q)	Valuation

a valuation of “NAVIOS AURORA I” prepared at the cost of the Borrower by an Approved Broker not more than 3 months prior to the Advance D Drawdown Date and to be provided to the Agent no more than 10 or fewer than 5 Banking Days prior to the Advance D Drawdown Date, giving her charter-fee value in scope and form and substance acceptable to the Lenders;

(r)	Fees and commissions

evidence that all fees and commissions due and payable to the Creditor Parties have been paid in full;

(s)	Minimum Value

Evidence that following drawdown of Advance D the Security Value exceeds the Required Security Amount;

(t)	Endorsement

the endorsement at the end of this Agreement signed by each Security Party (other than the Borrower);

(u)	London agent

documentary evidence that the agent for service of process named in Clause 19 of the Facility Agreement has accepted its appointment; and

(v)	Further opinions, etc

any further opinions, consents, agreements and documents in connection with this Agreement and the Security Documents which the Agent may request by notice to the Borrower prior to the Effective Date.
4	REPRESENTATIONS AND WARRANTIES

4.1	Repetition of Facility Agreement representations and warranties. The Borrower represents and warrants to each Bank that the representations and warranties in Clause 7 of the Facility Agreement, as amended and supplemented by this Agreement and updated with appropriate modifications to refer to this Agreement, remain true and not misleading if repeated on the date of this Agreement with reference to the circumstances now existing.

5	AMENDMENTS TO FACILITY AGREEMENT AND OTHER SECURITY DOCUMENTS

5.1	Specific amendments to Facility Agreement. With effect on and from the Effective Date the Facility Agreement shall be, and shall be deemed by this Agreement to be, amended as follows:
(a)	by adding in Clause 1.2 thereof each of the definitions in Clause 1.2 of this Agreement (other than the definitions of “Effective Date”, “Facility Agreement” and “Advance D Drawdown Date”);

(b)	by construing all references in the Facility Agreement and the other Security Documents to the Mortgages relative to the Existing Vessels to mean those Mortgages as amended by the Mortgage Addenda;

(c)	by deleting the definition of “Advances” in Clause 1.2 and replacing it with:-

““Advances” means together, Advance A, Advance B, Advance C, Advance D and any Revolving Advance and, in the singular, means any of them”;

(d)	by adding as new item (h) in the list of companies in the definition of “Guarantors” in Clause 1.2 the words “(h) Aurora”;

(e)	by deleting from the definition of “Loan Facility” in Clause 1.2 the number “260,000,000” and replacing it with the number “295,000,000”;

(f)	by deleting the definition of “Minimum Liquidity” and replacing it with:

““Minimum Liquidity” means, on the first Drawdown Date, USD5,000,000 as the same shall increase by USD8,000,000 on 31 December 2008, as the same shall further increase by USD9,000,000 on each of 31 December 2009, 31 December 2010 and 31 December 2011 and thereafter shall mean USD40,000,000;”

(g)	by adding in the definition of “Owner” in Clause 1.2 after the words “Newbuilding” and “Nostos” the words “, “NAVIOS AURORA I”” and “, Aurora” respectively;

(h)	by adding after the words “Managers’ Undertakings” in the definition of “Security Documents” in Clause 1.2 the words “, the Aurora Security Documents”;

(i)	by adding in the definition of “Shares Pledge” in Clause 1.2, after the word “Shareholder” the words “or in respect of Aurora, the Aurora Shareholder”;

(j)	by adding in the definition of “Vessels” in Clause 1.2 after the word “together” the words ““NAVIOS AURORA I”, “FANTASTIKS” and”;

(k)	by construing the definitions of “Mortgages”, “General Assignments”, “Guarantees” and “Manager’s Undertakings” respectively to include the Aurora Mortgage, the Aurora General Assignment, the Aurora Guarantee and the Aurora Manager’s Undertaking;

(l)	by adding in Clause 2.1 after the words “working capital” the words “and (iv) financing part of the purchase price of “NAVIOS AURORA I””;

(m)	by adding after the words “Advance C” in Clause 2.5.2 the words “Advance D”;

(n)	by deleting in Clause 4.1.1 (a) the words “if all three Advances are made available or if less than the Total Commitments are made available but nevertheless “FANTASTIKS” is subject to a Mortgage” and replacing them with the words “if only Advances A, B and C are made available or if less than the Total Commitments are made available but nevertheless “FANTASTIKS” is subject to a Mortgage”;

(o)	by deleting in Clause 4.1.1 (c) the words “If part or all of Advance A and Advance B are made available but Advance C is not made available hereunder” and replacing them with the words “If Advance A and Advance B are made available but Advance C and Advance D are not made available hereunder”;

(p)	by deleting in column “B” of Clause 4.1.1 (c) the words “USD170,050,000” and replacing them with the words “USD170,500,000”;

(q)	by adding new Clause 4.1.1 (e) as follows:

“(e) If part or all of Advance A, Advance B and Advance D are made available but Advance C is not made available hereunder,

“A”	“B”	“C”
Month after first	Loan Amount	Loan Amount
Drawdown Date	Outstanding	Outstanding
	USD235,000,000	USD235,000,000
45	USD235,000,000	USD227,953,750
48	USD235,000,000	USD220,907,500
51	USD226,380,000	USD213,986,250
54	USD217,760,000	USD207,065,000
57	USD209,140,000	USD200,143,750
60	USD200,520,000	USD193,222,500
63	USD192,400,000	USD186,301,250
66	USD184,280,000	USD179,380,000
69	USD176,320,000	USD172,470,000
72	USD168,360,000	USD165,560,000
75	USD160,900,000	USD158,650,000
78	USD153,440,000	USD151,740,000
81	USD145,980,000	USD144,830,000
84	USD138,520,000	USD137,920,000
87	USD130,560,000	USD130,010,000
90	USD122,600,000	USD122,100,000
93	USD 114,640,000	USD114,190,000
96	USD 106,680,000	USD106,280,000
99	USD 98,720,000	USD 98,370,000
102	USD 90,760,000	USD 90,460,000
105	USD 82,800,000	USD 82,550,000
108	USD 74,840,000	USD 74,640,000
111	USD 66,880,000	USD 66,730,000
114	USD 58,920,000	USD 58,820,000
117	USD 50,960,000	USD 50,910,000
120	0	0
“

(r)	by adding new Clause 4.1.1 (f) as follows:

“(f) if all four Advances are made available or if less than the Total Commitments are made available but nevertheless “FANTASTIKS” is subject to a Mortgage,

“A”	“B”	“C”
Months after first	Loan Amount	Loan Amount
Drawdown Date	Outstanding	Outstanding
45	USD295,000,000	USD285,703,750
48	USD295,000,000	USD276,407,500
51	USD283,755,000	USD267,236,250
54	USD272,510,000	USD258,065,000
57	USD261,265,000	USD248,893,750
60	USD250,020,000	USD239,722,500
63	USD239,275,000	USD230,551,250
66	USD228,530,000	USD221,380,000
69	USD217,945,000	USD212,220,000
72	USD207,360,000	USD203,060,000
75	USD197,275,000	USD193,900,000
78	USD187,190,000	USD184,740,000
81	USD177,105,000	USD175,580,000
84	USD167,020,000	USD166,420,000
87	USD158,310,000	USD157,760,000
90	USD149,600,000	USD149,100,000
93	USD140,890,000	USD140,440,000
96	USD132,180,000	USD131,780,000
99	USD123,470,000	USD123,120,000
102	USD114,760,000	USD114,460,000
105	USD106,050,000	USD105,800,000
108	USD 97,340,000	USD 97,140,000
111	USD 88,630,000	USD 88,480,000
114	USD 79,920,000	USD 79,820,000
117	USD 71,210,000	USD 71,160,000
120	0	0
“
(s)	by adding in Clause 7.1.20 after the letters “SMC” the words “and when the same becomes applicable to any Vessel, an IAPPC duly issued by that Vessel’s Flag State;

(t)	by adding after the letters “SMC” wherever they appear in Clause 8.1.12 the words “or IAPPC”;

(u)	by replacing the figure “120,000,000” in Clause 8.1.18(d) with “135,000,000”;

(v)	by replacing the figure “130,000,000” wherever it appears in Schedule 1 with the figure “147,500,000”;

(x)	by moving “FANTASTIKS” from Part B of Schedule 2 into Part 1 of schedule 2;

(y)	by construing references throughout to “this Agreement”, “hereunder” and other like expressions as if the same referred to the Facility Agreement as amended and supplemented by this Agreement.

5.2	Amendments to Security Documents. With effect on and from the Effective Date each of the Security Documents other than the Facility Agreement, shall be, and shall be deemed by this Agreement to be, amended as follows:
(a)	the definition of, and references throughout each of the Security Documents to, the Facility Agreement and any of the other Security Documents shall be construed as if the same referred to the Facility Agreement and those Security Documents as amended and supplemented by this Agreement or the relevant New Security Documents;

(b)	by construing references throughout each of the Security Documents to “this Agreement”, “this Deed”, “hereunder” and other like expressions as if the same referred to such Security Documents as amended and supplemented by this Agreement or the relevant New Security Documents.
5.3	Security Documents to remain In full force and effect. The Security Documents shall remain in full force and effect as amended and supplemented by:
(a)	the amendments to the Security Documents contained or referred to in Clauses 5.1 and 5.2 or the relevant New Security Documents ; and

(b)	such further or consequential modifications as may be necessary to give full effect to the terms of this Agreement,
6	FURTHER ASSURANCES

6.1	Borrower’s obligation to execute further documents etc. The Borrower shall, and shall procure that any other party to any Security Document shall:
(a)	execute and deliver to the Agent (or as it may direct) any assignment, mortgage, power of attorney, proxy or other document, governed by the law of England or such other country as the Agent may, in any particular case, specify,

(b)	effect any registration or notarisation, give any notice or take any other step, which the Agent may, by notice to the Borrower or other party, reasonably specify for any of the purposes described in Clause 6.2 or for any similar or related purpose.
6.2	Purposes of further assurances. Those purposes are:
(a)	validly and effectively to create any Security Interest or right of any kind which the Lender intended should be created by or pursuant to the Facility Agreement or any other Security Document, each as amended and supplemented by this Agreement; and

(b)	implementing the terms and provisions of this Agreement.
6.3	Terms of further assurances. The Agent may specify the terms of any document to be executed by the Borrower or any other party under Clause 6.1, and those terms may include any covenants, powers and provisions which the Agent reasonably considers appropriate to protect its interests.

6.4	Obligation to comply with notice. The Borrower shall comply with a notice under Clause 6.1 by the date specified in the notice.

6.5	Additional corporate action. At the same time as the Borrower or any other party delivers to the Agent any document executed under Clause 6.1(a), the Borrower or such other party shall also deliver to the Agent a certificate signed by 2 of the Borrower’s or that other party’s directors which shall:
(a)	set out the text of a resolution of the Borrower’s or that other party’s directors specifically authorising the execution of the document specified by the Agent, and

(b)	state that either the resolution was duly passed at a meeting of the directors validly convened and held throughout which a quorum of directors entitled to vote on the resolution was present or that the resolution has been signed by all the directors and is valid under the Borrower’s or that other party’s articles of association or other constitutional documents.
7	FEES AND EXPENSES

7.1	Arrangement fee. The Borrower shall pay to the Lender on the date of this Agreement a non-refundable arrangement fee of $227,500.

7.2	Commission. The Borrower agrees to pay to the Agent for the account of the Lenders pro rata in accordance with their Commitments to Advance D quarterly in arrears from the date of this Agreement until the earlier of the Advance D Drawdown Date and 15 July 2008 and on such date itself commitment commission computed from the date of this Agreement at a rate of zero point three five per cent (0.35%) per annum on the daily undrawn amount of Advance D.

The commission referred to in this Clause 7.2 must be paid by the Borrower to the Agent, whether or not any part of the Total Commitment is ever advanced and shall be non-refundable.

7.2	Expenses. The provisions of Clause 5 (Fees and Expenses) of the Facility Agreement, as amended and supplemented by this Agreement, shall apply to this Agreement as if they were expressly incorporated in this Agreement with any necessary modifications.

8	NOTICES

8.1	General. The provisions of clause 17 (Notices) of the Facility Agreement, as amended and supplemented by this Agreement, shall apply to this Agreement as if they were expressly incorporated in this Agreement with any necessary modifications.

9	SUPPLEMENTAL

9.1	Counterparts. This Agreement may be executed in any number of counterparts.

9.2	Third party rights. A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Agreement.

10	LAW AND JURISDICTION

10.1	Governing law. This Agreement shall be governed by and construed in accordance with English law.

10.2	Incorporation of the Facility Agreement provisions. The provisions of Clauses 18 and 19 (Governing Law and Jurisdiction) of the Facility Agreement, as amended and supplemented by this Agreement, shall apply to this Agreement as if they were expressly incorporated in this Agreement with any necessary modifications.

IN WITNESS whereof the parties to this Agreement have caused this Agreement to be duly executed on the date first above written.

SIGNED as a deed by STAMOS THELOUDIS	)
for and on behalf of	)
NAVIOS MARITIME PARTNERS L.P.	)
(as Borrower under and pursuant to	)
a power of attorney dated	)
June 2008) in the presence of	)

SIGNED by RONAN LE DU	)
for and on behalf of	)
COMMERZBANK AG	)
(as a Lender) in the presence of	)

SIGNED by ROBIN PARRY	)
for and on behalf of	)
DVB BANK AG	)
(as a Lender) in the presence of	)

SIGNED by ROBIN PARRY	)
for and on behalf of	)
DVB BANK AG	)
(as Joint-Arranger, Agent, Swap	)
Bank and Security Trustee))
in the presence of	)

SIGNED by RONAN LE DU	)
for and on behalf of	)
COMMERZBANK AG	)
(as Joint-Arranger, Account Bank,	)
Payment Agent and Swap Bank))
in the presence of	)

Witness to all the above	)
Signatures:	)
Name: BETH HONDROS
Address:
47-49 Akti Miaouli
Piraeus
Greece

We on this            day of June 2008 hereby confirm and acknowledge that we have read and understood the terms and conditions of the above Supplemental Agreement and agree in all respects to the same and confirm that the Security Documents to which we are a party shall remain in full force and effect and shall continue to stand as security for the obligations of the Borrower under the Facility Agreement (as amended by the Supplemental Agreement) and shall, without limitation, secure the Loan (as increased or to be increased by the amount of Advance D).

STAMOS THELOUDIS
For and on behalf of	For and on behalf of
NAVIOS MARITIME OPERATING L.L.C.	FANTASTIKS SHIPPING CORPORATION

STAMOS THELOUDIS	STAMOS THELOUDIS
For and on behalf of	For and on behalf of
LIBRA SHIPPING ENTERPRISES CORPORATION	ALEGRIA SHIPPING CORPORATION

STAMOS THELOUDIS	STAMOS THELOUDIS
For and on behalf of	For and on behalf of
FELICITY SHIPPING CORPORATION	GEMINI SHIPPING CORPORATION

STAMOS THELOUDIS
For and on behalf of	For and on behalf of
NOSTOS SHIPMANAGEMENT INC	GALAXY SHIPPING CORPORATION

For and on behalf of
NAVIOS SHIPMANAGEMENT INC.